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FEB 28 2025

Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
008-71217

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ARCHITECT SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1904 VERNON STREET
(No. and Street)

LAKE WORTH BEACH	FL	33460
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

CALVIN R. PERSAUD	1 (305) 908-1160 Ext. 701	calvin@architect.co
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska LLP
(Name – if individual, state last, first, and middle name)

141 West Jackson Blvd. Suite 2250	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

March 24, 2009	3407
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, CALVIN R. PERSAUD, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ARCHITECT SECURITIES LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Calvin Persaud

Title:
CEO & CCO

David I. Mungra
Notary Public

Notary Public State of Florida
David I Mungra
My Commission
HH 200489
Exp. 2/4/2026

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the pr[illegible] a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 [illegible] applicable.*

DAVID I. MUNGRA
NOTARY
PUBLIC
STATE OF FLORIDA

ARCHITECT SECURITIES LLC

TABLE OF CONTENTS

R&J

RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Architect Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Architect Securities LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Architect Securities LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Architect Securities LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Architect Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

We have served as Architect Securities LLC's auditor since 2024.
Chicago, Illinois
February 18, 2025

ARCHITECT SECURITIES LLC

Statement of Financial Condition
December 31, 2024

ASSETS	$
Current Assets	
Bank Accounts	
Cash and Cash Equivalents	522,226
Total Bank Accounts	522,226
Other Current Assets	
Prepaid Expenses	57,244
Prepaid Expenses - FINRA	1,412
Total Other Current Assets	58,656
Total Current Assets	580,882
TOTAL ASSETS	580,882
LIABILITIES AND MEMBER'S EQUITY	**$**
Liabilities	
Current Liabilities	
Other Current Liabilities	
Due to parent company	84,957
Total Other Current Liabilities	84,957
Total Current Liabilities	84,957
Total Liabilities	84,957
Member's Equity	495,925
TOTAL LIABILITIES AND MEMBER'S EQUITY	580,882

See accompanying notes to financial statement

Notes to Financial Statement
December 31, 2024

1. Organization and Business

Architect Securities LLC ("Architect" or the "Company"), was incorporated under the General Corporation Law of the State of Delaware on August 2, 2023. The registered office of the Company is headquartered at 1904 Vernon Street, Lake Worth Beach, FL 33460, United States.

The Company is registered with the Financial Industry Regulatory Authority ("FINRA") as a registered broker-dealer ("BD"), and is a member of FINRA.

The Company operates under the exemptive provision of Rule 15c3-3 paragraph (k)(2)(ii) under the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies

Basis of Presentation

This financial statement of Architect Securities LLC. is presented in U.S. dollars and has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), ensuring compliance with the standards set by the Financial Accounting Standards Board (FASB).

Going Concern

The determination of the Company's ability to continue as a going concern requires the Company to make certain judgments about whether the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

ASC 606

The Company recognizes revenue in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 606, *Revenue from Contracts with Customers.* That guidance was amended to require public business entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for goods or services. The amendment is effective for the Company for fiscal years beginning after December 15, 2018. Management believes the impact of the amendment to Topic 606 has had no material impact on its financial statement.

Use of Estimates

The preparation of this financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in this financial statement and accompanying notes. These estimates and assumptions are based on judgment and the best available information at the time. Therefore, the actual results could differ from those estimates.

Current Expected Credit Losses

The Company follows FASB ASC Topic 326 – "Financial Instruments – Credit Losses" which applies to financial assets measured at amortized cost. For financial assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets. The impact to the current period is not material since the Company has completed reviewed the credit risk regarding its financial assets as of December 31, 2024, no related provision is made for year ended December 31, 2024.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. These include cash in banks and cash received on payment processing platform. The Company maintains its cash and cash equivalents in financial institutions insured by the Federal Deposit Insurance Corporation (FDIC).

Income Taxes

The Company is organized in the state of Delaware as a single member limited liability company ("LLC"). A single member LLC is treated as a disregarded entity for federal and state income tax purposes and is not required to file a separate federal or state income tax return. Accordingly, no provision for federal income taxes has been made in this financial statement because the single member is individually responsible for reporting income or loss based upon the Company's reported income and expenses for income tax purposes.

FASB ASC 740 requires the evaluation tax positions taken or expected to be taken in the course or preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

Management has reviewed the Company's tax positions for the open tax years (current and prior tax years) and concluded that no provision for income tax is required in the Company's financial statement. Such open tax years remain subject to examination by tax authorities.

3. Prepaid Expenses - FINRA

The component of Prepaid Expenses-FINRA is as follows:

		2024
FINRA Deposits		1,412
	$	**1,412**

4. Credit Risk

Concentration of Credit Risk

The Company enters into various transactions in which counterparties primarily include banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

At December 31, 2024, a significant credit concentration consisted of 100% of the net equity of the Company with the Company's bank. The amount is included in cash and cash equivalents on the statement of financial condition and exceeds federally insured limits by approximately $272,000. Management does not consider any credit risk associated with this asset to be significant.

5. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum level of net capital, as defined under such provisions. Additionally, the Company is required to maintain a net capital ratio (a ratio of aggregate indebtedness to net capital) of not more than 800%. On December 31, 2024, the Company had net capital of $437,269 which was $426,649 in excess of its required capital of $10,620. The Company's ratio of aggregate indebtedness to net capital was 0.1943 to 1 as of December 31, 2024.

6. Guarantees

Accounting Standards Codification Topic ("ASC") 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees of the indebtedness of other. At December 31, 2024, the Company made no such guarantees.

Notes to Financial Statement
December 31, 2024

7. Related Party Transactions

During the year ended December 31, 2024, the Company has entered an Expenses Sharing Agreement (the "Agreement") with Architect Financial Technologies Inc (the "AFTI"), the parent company of the Company.

The Agreement allows AFTI to assume responsibility for payment of certain of the Company's expenses to comply with the Securities and Exchange Commission ("SEC") and FINRA rules that permit the use of expense sharing agreements for broker-dealers ("Expense-Sharing Agreements") subject to specific guidelines set forth in a July 11, 2003 letter from the SEC Division of Market Regulation (the "SEC Letter") and FINRA Notice to Members #03-63 October 2003 ("FINRA NTM"), respectively.

The due to parent company as at the year ended December 31, 2024 was $84,957 on the Statement of financial condition.

8. Subsequent Events

The Company has evaluated subsequent events for adjustment to or disclosure in its financial statement through February 18, 2025, the date the financial statement was available to be issued, and noted none.

9. ASC 280 Segment Reporting

The Company is engaged in a single line of business as a broker-dealer. which is comprised of several classes of services, including selling corporate debt securities, retailing corporate equity securities over-the-counter, U.S. government securities broker, U.S. government securities dealer, mutual fund retailer, non-exchange member arranging for transactions in listed securities by exchange member, put and call broker, and operation of an online platform. The Company has identified its CEO as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, specifically securities inventory and available capital, in deciding whether to reinvest profits into the brokerage services segment or into other parts of the entity, such as for acquisitions or distributions, to manage the Company. Additionally, the CODM uses excess net capital detailed under Note 5, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or distribute its profits. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss segment are the same as those described in the summary of significant accounting policies found under Note 2.